EXHIBIT 4.45

SHARE TRANSFER AGREEMENT

This Share Transfer Agreement ("Agreement") dated 27 January 2004 is made and entered into between:

  PACIFIC INTERNET LIMITED, a Singapore corporation with its registered office at 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261 ("PacNet"); and

  MITSUBISHI CORPORATION, a Japanese corporation with its registered office at 6-3 Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan ("MC").

(hereinafter, each of PacNet and MC shall be individually referred to as a "Party" and collectively, as the "Parties").

WHEREAS:

A.	PACFUSION LIMITED, a company incorporated in Bermuda with its registered office at Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda ("Company") has an issued and paid-up share capital of US$64,406.78 divided into 64,406,780 fully paid ordinary shares of US$0.001 each.

B.	MC and the Company had on 22 January 2001 entered into a Share Subscription Agreement ("Share Subscription Agreement") pursuant to which MC had subscribed to the Shares (as defined below) in the Company.

C.	PacNet, MC and the Company had on 22 January 2001 entered into both a Shareholders Agreement ("Original Shareholders Agreement") and Supplemental Shareholders Agreement ("Supplemental Shareholders Agreement") in order, inter alia, to regulate the relationship inter se between PacNet and MC as shareholders of the Company, and between the Company and its shareholders.

D.	Pursuant to a Warrant Agreement entered into between the Company and MC on 22 January 2001 ("Warrant Agreement"), the Company had issued to MC share purchase warrants ("MC Warrants") to purchase up to 5,084,746 ordinary shares of US$0.001 each in the capital of the Company, exercisable at any time on or before 22 January 2004.

E.	The Parties desire to enter into this Agreement to provide for the transfer from MC to PacNet of the Shares of the Company, on the terms and subject to the conditions set forth herein.

IT IS AGREED BETWEEN THE PARTIES AS FOLLOWS:

1.

Definitions

In this Agreement, the following expressions shall have the meanings set out below:

"Completion" means the completion of the sale and purchase of the Shares pursuant to Section 4;

"Completion Date" means the date of this Agreement or such other date as the Parties may agree in writing;

"Encumbrance" means mortgage, pledge, lien, charge, assignment by way of security, hypothecation, secured interest, title retention arrangement, preferential right, trust arrangement or any arrangement having an equivalent commercial effect or any agreement to create such an arrangement and includes all other third party interests of whatever description;

"Purchase Price" means the sum of S$300,000;

"Shares" means the 5,084,746 fully paid ordinary shares of US$0.001 each in the Company;

"Transaction Documents" means the Share Subscription Agreement, Original Shareholders Agreement, Supplemental Shareholders Agreement, Warrant Agreement and such other agreements and documents executed between the Parties in connection therewith.

2.	Purchase Price
2.1	Subject to the terms and conditions herein contained, MC agrees to sell to PacNet, and PacNet agrees to purchase from MC, the Shares at the Purchase Price.
2.2	On the Completion Date:
	i.	the Shares shall be transferred to PacNet free from any Encumbrance or third party interest and with all benefits, rights and entitlements attached thereto; and
	ii.	all right, title and property in the Shares and risk in respect of the Shares passes to PacNet.
3.	BMA Consent
3.1	The Parties acknowledge that the Company had on 29 December 2003 duly received the consent from the Bermuda Monetary Authority for the transfer of Shares from MC to PacNet and such consent is attached hereto as Appendix 1.

4.	Completion
4.1	Completion shall take place on the Completion Date at 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261 or at such other place as may be mutually agreed in writing by the Parties hereto.

4.2	At Completion, as soon as MC confirms receipt of the payment by PacNet pursuant to Section 4.3, MC shall deliver to PacNet:
i.	duly executed transfers in favour of PacNet or its nominee, of all the Shares together with such other documents which may be necessary to register PacNet or its nominee, as the case may be, as the registered owner of the Shares; and

ii.	letters of resignation from MC nominated directors on the board of directors of the Company and its subsidiary, namely, Pacfusion Group Holdings Pte Ltd, on terms that the persons resigning have no further claims whatsoever against the Company or Pacfusion Group Holdings Pte Ltd, as the case may be.

4.3	At Completion, PacNet shall pay the Purchase Price to MC in the form of telegraphic transfer to a Singapore Dollar bank account designated by MC or such other forms of payment as may be agreed upon by the Parties.

4.4	MC agrees and acknowledge that upon its receipt of all amounts due to it under this Agreement, all obligations owed by PacNet and/or the Company to MC under the Transaction Documents shall be deemed completely discharged, released and satisfied and MC shall have no further claims whatsoever against PacNet and/or the Company under the Transaction Documents.

4.5	Effective from Completion, PacNet shall release, waive and forever discharge MC, including without limitation its shareholders, officers, directors, agents, employees, representatives, affiliates and all persons acting by, through or under any of the foregoing (hereinafter referred to as the "Released Parties"), from any and all actions, suits, debts, liens, contracts, agreements, promises, obligations, liabilities, damages, losses, costs and claims of any nature whatsoever ("Claims") arising from the Transaction Documents and the business of the Company, which PacNet and/or the Company may have against any or all of the Released Parties, whether such claims be direct or indirect, known or unknown, save and except if such Claims were caused by any of the Released Parties' negligence, default or omission.

4.6	Effective from Completion, PacNet shall indemnify MC and each of its current and former directors, employees (hereinafter collectively referred to as the "MC Indemnities"), and hold the MC Indemnities harmless from any and all civil liability, claims, causes of action, damages, fees and costs of any nature whatsoever (including, without limitation, attorneys' fees and costs) ("Indemnified Claims"), arising out of, concerning or relating to, directly or indirectly, the business of the Company, save and except if such Indemnified Claims were caused by any of MC Indemnities' negligence, default or omission.

4.7	Effective from Completion, the Original Shareholders Agreement and Supplemental Shareholders Agreement shall terminate save and except Section 5.7 of the Original Shareholders Agreement and Section 9.8 of the Supplemental Shareholders Agreement.

4.8	Effective from Completion, MC Warrants shall become void and Warrant Agreement shall terminate.
5.	Representations and Warranties
5.1	Each Party represents and warrants to the other Party that:
i.	it is duly incorporated and validly existing under the laws of its country of incorporation, is a separate legal entity capable of suing and being sued and has the corporate power and authority to own its assets and to conduct the business which it conducts and enter into and perform its obligations under or contemplated in this Agreement;

ii.	entering into this Agreement does not: (a) contravene any Party's organizational or corporate documents; (b) violate any agreement existing between it and any other person or entity; (c) contravene any law, rule, regulation or order; and

iii.	all information disclosed by it to the other Party is true and correct, and each Party acknowledges and agrees that the other Party has relied on such information provided therein in entering into this Agreement.

5.2	MC further represents and warrants to PacNet that as of the date of this Agreement, MC holds on record and owns beneficially all of the Shares and such Shares are free from any Encumbrance or restrictions on transfer, taxes, claims, demands and all liens and claims of any other person.

6.	Miscellaneous
6.1	Each Party agrees that it will not disclose any details of this Agreement to any other party without prior consent in writing of the other Party unless otherwise required by law or any rules and regulations of the recognized securities exchange.

6.2	Each Party shall pay its own costs, expenses, taxes and charges incurred by it in connection with this Agreement.
6.3	Any notice or other documents to be served under this Agreement may be delivered or sent by registered post or personal delivery to the Party to be served at its address appearing in this Agreement or at such other address as it may have notified to the other Party in accordance with this clause.

6.4	This Agreement may not be amended or modified or any provision hereof waived except by an instrument in writing signed by the authorised representatives of both Parties.
6.5	No failure or delay on the part of either Party in exercising any right, power or privilege hereunder and no course of dealing between the Parties shall operate as a waiver of any provision of this Agreement.

6.6	In the event that any of these terms, conditions or provisions shall be determined by any competent authority to be invalid, unlawful or unenforceable to any extent, such term, condition or provision shall to that extent be severed from the remaining terms, conditions and provisions which shall continue to be valid to the fullest extent permitted by law. In such event, the Parties shall use their best endeavours to replace any such unlawful or unenforceable term, condition or provision with that which most closely approximates their commercial intent and effect.

6.7	This Agreement shall be governed by and construed in accordance with the laws of New York.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed on the date first written above.

      PACIFIC INTERNET LIMITED

      By:  /s/ Tan Tong Hai
      Name: Tan Tong Hai
      Title: President and CEO

      MITSUBISHI CORPORATION

      By: /s/ Mitsuhiko Kato
      Name: Mitsuhiko Kato
      Title: Senior Vice President
      Division COO
      Information & Communication Technology Business Division

Appendix 1

Letter Indicating Bermuda Monetary Authority's Consent

BERMUDA MONETARY AUTHORITY

Burnaby House
26 Burnaby Street
Hamilton HM 11
BERMUDA

29 December 2003

A.S.K. Services Ltd
Canon's Court
22 Victoria Street
Hamilton HM12

Attention: Helen Ann Chisholm

Dear Sirs

Pacfusion Limited (the "Company")

The Authority refers to your letter dated 22nd December 2003.

There is no objection under the Exchange Control Act 1972 (and Regulations made thereunder) for the transfer of the beneficial ownership of 5,084,746 shares in the capital of the Company from Mitsubishi Corporation ("the Transferor") to Pacific Internet Limited (the "Transferee").

The Authority will consider an application for the transfer of the Shares to a third party should the need arise.

Should you have any questions please do not hesitate to contract Maureen Edness Eddy.

Yours faithfully,

/s/ Nicole Stoneham
Name : Nicole Stoneham
Title : Legal Counsel
For and on behalf of the Controller of Foreign Exchange